SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 28726; File No. 812-13649]

Main Street Capital Corporation, et al.; Notice of Application

May 19, 2009

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 23(c)(3) of the Investment Company

Act of 1940 (the "Act") for an exemption from section 23(c) of the Act.

Summary of the Application: Applicants, Main Street Capital Corporation (the "Company"),

Main Street Mezzanine Fund, LP ("MSMF"), Main Street Capital Partners, LLC (the "Adviser")

and Main Street Mezzanine Management, LLC (the "GP"), request an order to amend a prior

order (the "Prior Order") that permits the Company to issue restricted shares of its common stock

("Restricted Stock") under the terms of its employee and director compensation plan, the Main

Street Capital Corporation 2008 Equity Incentive Plan (the "Plan").[1] Applicants seek to amend

the Prior Order in order to permit the Company, pursuant to the Plan, to engage in certain

transactions that may constitute purchases by the Company of its own securities within the

meaning of section 23(c) of the Act.

Filing Dates: The application was filed on April 3, 2009 and amended on May 13, 2009 and

May 18, 2009.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicant with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on June 15, 2009, and

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[1]   Main Street Capital Corporation, et al., Investment Company Act Release Nos. 28082 (Dec. 21, 2007) (notice) and 28120 (Jan 16, 2008) (order). MSMF, the GP and the Adviser are each, directly or indirectly, wholly owned by the Company.

should be accompanied by proof of service on applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants, c/o Jason B. Beauvais, General Counsel, Main Street Capital Corporation, 1300 Post Oak Boulevard, Suite 800, Houston, TX 77056.

For Further Information Contact: Jaea F. Hahn, Senior Counsel, at (202) 551-6870, or Janet M. Grossnickle, Assistant Director, at (202) 551-6821, (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Company is an internally managed, non-diversified, closed-end investment company that has elected to be regulated as a business development company ("BDC") under the Act. The Company is currently permitted to issue shares of Restricted Stock under the terms of its Plan in reliance on the Prior Order. Applicants seek to amend the Prior Order in order to permit the Company, pursuant to the Plan, to withhold shares of the Company's common stock or purchase shares of the Company's common stock from executive officers or employees ("Participants") to satisfy tax withholding obligations related to the vesting of Restricted Stock or the exercise of stock options that were or will be granted pursuant to the Plan. In addition, the

Company seeks to amend the Prior Order to permit Participants to pay the exercise price of

options that were or will be granted to them pursuant to the Plan with shares of the Company's

common stock already held by them or pursuant to a net share settlement feature.[2] The

Applicants will continue to comply with all of the terms and conditions of the Prior Order.

2.   The Plan authorizes the issuance to Participants of shares of Restricted Stock and

options to purchase shares of the Company's common stock, subject to certain forfeiture

restrictions. On the date Restricted Stock vests, shares of the Restricted Stock are released to the

Participant and are available for sale or transfer and the value of the vesting shares is deemed to

be compensation for a Participant.[3] As discussed more fully in the application, certain exercises

of options result in a Participant being deemed to have received compensation in the amount by

which the fair market value of the shares of the Company's common stock, determined as of the

date of exercise, exceeds the exercise price. Applicants state that any compensation income

recognized by a Participant generally is subject to federal withholding for income and

employment tax purposes. Accordingly, arrangements must be made to satisfy the necessary

withholding tax obligations.

3.   The Company's stockholders approved the terms and provisions of the Plan on

June 17, 2008. The Plan explicitly permits the Company to withhold shares of the Company's

common stock or purchase shares of the Company's common stock from the Participants to

satisfy tax withholding obligations related to the vesting of Restricted Stock or the exercise of

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[2]   Net share settlement allows the Company to deliver only gain shares (i.e., shares of its common stock with a fair market value, as the term is defined in the Plan, equal to the option spread upon exercise) directly to the optionee without the need for the optionee to sell shares of the Company's common stock on the open market or borrow cash from third parties in order to exercise his or her options.

[3]   During the restriction period (i.e., prior to the lapse of the forfeiture restrictions), the Restricted Stock may not be sold, transferred, hypothecated, margined, or otherwise encumbered by the Participant.

options granted pursuant to the Plan. The Plan further provides that Participants may pay the

exercise price of options to purchase shares of the Company's stock with shares of the

Company's stock already held by such Participants or pursuant to net share settlement.

Applicants' Legal Analysis:

1.   Section 23(c) of the Act, which is made applicable to BDCs by section 63 of the

Act, generally prohibits a BDC from purchasing any securities of which it is the issuer except in

the open market, pursuant to tender offers or under other circumstances as the Commission may

permit to ensure that the purchase is made on a basis that does not unfairly discriminate against

any holders of the class or classes of securities to be purchased. Applicants state that the

withholding or purchase of shares of Restricted Stock and common stock in payment of

applicable withholding tax obligations or of common stock in payment for the exercise price of a

stock option might be deemed to be purchases by the Company of its own securities within the

meaning of section 23(c) and therefore prohibited by the Act.

2.   Section 23(c)(3) provides that the Commission may issue an order that would

permit a BDC to repurchase its shares in circumstances in which the repurchase is made in a

manner or on a basis that does not unfairly discriminate against any holders of the class or

classes of securities to be purchased. Applicants believe that the requested relief meets the

standards of section 23(c)(3).

3.   Applicants state that these purchases will be made on a basis which does not

unfairly discriminate against the stockholders of the Company because all purchases of the

Company's stock will be at the closing price of the common stock on the NASDAQ Global

Select Market (or any primary exchange on which the shares are traded) on the relevant date

(i.e., the public market price on the date the Restricted Stock vests or the date of the exercise of any options). Applicants further state that no transactions will be conducted pursuant to the

requested order on days where there are no reported market transactions involving the

Company's shares. Applicants submit that because all transactions would take place at the

public market price for the Company's common stock, the transactions would not be

significantly different than could be achieved by any stockholder selling in a market transaction.

4.　　Applicants submit that the proposed purchases do not raise concerns about

preferential treatment of the Company's insiders because the Plan is a bona fide compensation

plan of the type that is common among corporations generally. Further, the vesting schedule is

determined at the time of the initial grant of the Restricted Stock while the option exercise price

is determined at the time of the initial grant of the options. Applicants represent that that all

purchases will be made only as permitted by the Plan, which was approved by the Company's

stockholders. Applicants argue that granting the requested relief would be consistent with

precedent and the Commission's recognition of the important role that equity compensation can

play in attracting and retaining qualified personnel with respect to certain types of investment

companies, including BDCs.

For the Commission, by the Division of Investment Management, pursuant to delegated

authority.

Florence E. Harmon
Deputy Secretary